January 11, 2006



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:	Amended Schedule 13G
	Highland Hospitality Corp.
	As of December 31, 2005

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find a copy of an amended Schedule 13G for the above named company showing a decrease in beneficial ownership to less than 5% or more as of December 31, 2005 filed on behalf of Awad Asset Management, Inc.

Very truly yours,



Damian Sousa
Vice President
Chief Compliance Officer

DS:jgh
Enclosures

cc:	Office of the Corporate Secretary
	Highland Hospitality Corp.
	8405 Greensboro Drive, Suite 500
	McLean, VA  22102

	Securities Division
	New York Stock Exchange
	11 Wall Street
	New York, NY  10005

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	(Amendment No.    2   )*


	Highland Hospitality Corp.
	(Name of Issuer)


	Common Stock par value $. 01 per share
	(Title of Class of Securities)


	430141101
	(CUSIP Number)


Check the following box if a fee is being paid with this statement _____.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









Page 1 of 5 Pages
CUSIP NO. 430141101                                  13G

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Awad Asset Management, Inc.		58-2372400

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)______
      (B)______

3  SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION

State of New York


NUMBER OF           		5    SOLE VOTING POWER
SHARES                     		2,316,344
BENEFICIALLY      		 6    SHARED VOTING POWER
OWNED                                  	- - -
AS OF
DECEMBER 31, 2005            7    SOLE DISPOSITIVE POWER
BY EACH                      		2,316,344
REPORTING           		 8    SHARED DISPOSITIVE POWER
PERSON WITH                  		 - - -

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON
      2,316,344

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES*


11  PERCENT OF CLASS RPRESENTED BY AMOUNT IN ROW 9

      4.49%

12  TYPE OF REPORTING PERSON*

      IA

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 2 of 5 Pages
Item 1(a)	Name of Issuer:

		Highland Hospitality Corp.


Item 1(b)	Address of Issuer's Principal Executing Offices:

		8405 Greensboro Drive, Suite 500
		McLean, VA  22102


Item 2(a)	Name of Person Filing:

		Awad Asset Management, Inc.


Item 2(b)	Address of Principal Business Office:

		250 Park Avenue, 2nd Floor
		New York, NY  10177


Item 2(c)	Citizenship:

		New York


Item 2(d)	Title of Class of Securities:

		Common Stock par value $.01 per share


Item 2(e)	CUSIP Number:

		430141101


Item 3		Type of Reporting Person:

		(e)	Investment Adviser registered under Section 203 of
			the Investment Advisors Act of 1940



	Page 3 of 5 Pages

Item 4		Ownership as of December 31, 2005:

		(a)	Amount Beneficially Owned:

			2,316,344   shares of common stock beneficially owned including:

											No. of Shares
			Awad Asset Management, Inc.				    	     2,316,344


		(b)	Percent of Class:						      4.49%

		(c)	Deemed Voting Power and Disposition Power:

			(i)		    (ii)			(iii)		    (iv)
							    	Deemed 	    Deemed
			Deemed	    Deemed	    	to have	    	     to have
			to have	    	    to have	    	Sole Power	    Shared Power
			Sole Power	    Shared Power   	to Dispose	    to Dispose
			to Vote or	    to Vote or		or to		    or to
			to Direct	    to Direct	    	Direct the	    Direct the
			to Vote	    	     to Vote	    	Disposition	    Disposition

Awad Asset 		2,316,344  	     ----  	      		2,316,344  	    ----
Management, Inc.

Item 5		Ownership of Five Percent or Less of a Class:

		If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
	(__x__)

Item 6		Ownership of More than Five Percent on Behalf of Another Person:

		N/A

Item 7		Identification and Classification of the Subsidiary which Acquired
		the Security Being Reported on by the Parent Holding Company:

		N/A

	Page 4 of 5 Pages

Item 8		Identification and Classification of Members of the Group:   N/A

Item 9		Notice of Dissolution of Group:   N/A

Item 10		Certification:

		By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

		Signature

		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 11, 2006

AWAD ASSET MANAGEMENT, INC.



__________________________________
Damian Sousa
Vice President
Chief Compliance Officer


















	Page 5 of 5 Pages